SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

RAIT FINANCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $.03 par value per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 29 Pages

(1)	Name of reporting person Highland Global Allocation Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,219,261
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,219,361
(11)	Aggregate amount beneficially owned by each reporting person 2,219,361
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.4%
(14)	Type of reporting person (see instructions) IV, OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 33 Pages

(1)	Name of reporting person Highland Small-Cap Equity Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 613,889
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 613,889
(11)	Aggregate amount beneficially owned by each reporting person 613,889
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) IV, OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 33 Pages

(1)	Name of reporting person Highland Capital Management Fund Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,833,250
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,833,250
(11)	Aggregate amount beneficially owned by each reporting person 2,833,250
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.1%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 33 Pages

(1)	Name of reporting person Strand Advisors XVI, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,833,250
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,833,250
(11)	Aggregate amount beneficially owned by each reporting person 2,833,250
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.1%
(14)	Type of reporting person (see instructions) HC, OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 33 Pages

(1)	Name of reporting person NexPoint Real Estate Strategies Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 117,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 117,040
(11)	Aggregate amount beneficially owned by each reporting person 117,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) IV

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 33 Pages

(1)	Name of reporting person NexPoint Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 117,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 117,040
(11)	Aggregate amount beneficially owned by each reporting person 117,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 33 Pages

(1)	Name of reporting person NexPoint Advisors GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 117,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 117,040
(11)	Aggregate amount beneficially owned by each reporting person 117,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) HC, OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 9 of 33 Pages

(1)	Name of reporting person Highland Select Equity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,332,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,332,087
(11)	Aggregate amount beneficially owned by each reporting person 2,332,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 10 of 33 Pages

(1)	Name of reporting person Highland Select Equity Fund GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,332,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,332,087
(11)	Aggregate amount beneficially owned by each reporting person 2,332,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 11 of 33 Pages

(1)	Name of reporting person Highland Select Equity GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,332,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,332,087
(11)	Aggregate amount beneficially owned by each reporting person 2,332,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 12 of 33 Pages

(1)	Name of reporting person Highland Capital Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,332,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,332,087
(11)	Aggregate amount beneficially owned by each reporting person 2,332,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 13 of 33 Pages

(1)	Name of reporting person Strand Advisors, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,332,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,332,087
(11)	Aggregate amount beneficially owned by each reporting person 2,332,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5%
(14)	Type of reporting person (see instructions) HC, CO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 14 of 33 Pages

(1)	Name of reporting person NexPoint Real Estate Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 15 of 33 Pages

(1)	Name of reporting person NexPoint Real Estate Advisors GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 16 of 33 Pages

(1)	Name of reporting person James D. Dondero
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,282,377
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,282,377
(11)	Aggregate amount beneficially owned by each reporting person 5,282,377
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.7%
(14)	Type of reporting person (see instructions) HC, IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 17 of 33 Pages

(1)	Name of reporting person Matt McGraner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Less than 0.1%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 18 of 33 Pages

(1)	Name of reporting person Nancy Jo Kuenstner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 19 of 33 Pages

(1)	Name of reporting person John M. Pons
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 20 of 33 Pages

(1)	Name of reporting person Andrew C. Richardson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 21 of 33 Pages

(1)	Name of reporting person Edward S. Friedman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 346,865
	(8)	Shared voting power 0
	(9)	Sole dispositive power 346,865
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 346,865
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.4%
(14)	Type of reporting person (see instructions) IN

CUSIP NO. 749227609	13D	Page 22 of 33 Pages

SCHEDULE 13D

This Amendment No. 6 (this “Amendment”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Small-Cap Equity Fund, a series of Highland Funds II, a Massachusetts business trust (the “Small-Cap Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Real Estate Strategies Fund, a Delaware statutory trust (“NRESF”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint Advisors GP”), Highland Select Equity Master Fund, L.P., a Bermuda limited partnership (“Select Fund”), Highland Select Equity Fund GP, L.P., a Delaware limited partnership (“Select GP”), Highland Select Equity GP, LLC, a Delaware limited liability company (“Select LLC”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), NexPoint Real Estate Advisors, L.P., a Delaware limited partnership (“NRE Advisors”), NexPoint Real Estate Advisors GP, LLC, a Delaware limited liability company (“NRE Advisors GP”), James D. Dondero, Matt McGraner, Nancy Jo Kuenstner, John M. Pons, Andrew C. Richardson and Edward S. Friedman (collectively, the “Reporting Persons”), and amends the Schedule 13D originally filed on October 7, 2016, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on November 10, 2016, Amendment No. 2 to the Statement on Schedule 13D filed on December 5, 2016, Amendment No. 3 to the Statement on Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Statement on Schedule 13D filed on February 8, 2017, and Amendment No. 5 to the Statement on Schedule 13D filed on February 24, 2017 (as so amended, the “Statement”). The principal executive offices of the Issuer are located at Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, Pennsylvania 19103.

This Amendment No. 6 to Schedule 13D amends and supplements the Statement as follows. Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on such Statement, including any amendment thereto.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the execution of the Cooperation Agreement (as defined in Item 4 below) by the Investor Group (as defined in Item 4 below), the Reporting Persons will no longer all be members of a Section 13(d) group and NRE Advisors, NRE Advisors GP, Ms. Kuenstner, Mr. Pons, Mr. Richardson and Mr. Friedman will cease to be Reporting Persons immediately after the filing of this Amendment No. 6. The remaining Reporting Persons will continue filing reports as a group with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law and expect to continue filing reports on Schedule 13G rather than Schedule 13D as they no longer hold securities of the Issuer for the purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 25, 2017, the Global Fund, Small-Cap Fund, Highland Fund Advisors, Strand XVI, NRESF, NexPoint Advisors, NexPoint Advisors GP, Select Fund, Select GP, Select LLC, Highland Capital, Strand, HCRE Partners, LLC, NRE Advisors, NRE Advisors GP and Messrs. Dondero, McGraner and Friedman (each, individually, an “Investor” and collectively, the “Investor Group”) entered into an agreement with the Issuer (the “Cooperation Agreement”).

Pursuant to the Cooperation Agreement, the Investor Group has agreed to terminate its pending proxy contest against the Issuer and withdraw the notice of nomination submitted by the Select Fund proposing to seek the election of five candidates to the Issuer’s Board of Trustees (the “Board”) at the Issuer’s 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”).

Pursuant to the Cooperation Agreement, the Issuer has agreed that (i) following the certification of the vote of the Issuer’s shareholders at the 2017 Annual Meeting, but no later than forty-five (45) calendar days from the date of execution of the Cooperation Agreement, the Board shall appoint either Nancy Jo Kuenstner or Andrew C. Richardson to its membership (the “New Trustee”) to serve on the Board until the 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”), (ii) within one hundred twenty (120) calendar days from the execution of the Cooperation Agreement, the Board shall appoint a new trustee (the “Second New Trustee”) who shall not be an Affiliate or Associate (as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) of the

CUSIP NO. 749227609	13D	Page 23 of 33 Pages

Investor Group (or a previous member of a Schedule 13D group with any member of the Investor Group) to serve on the Board until the 2018 Annual Meeting, provided that the Investor Group will have one veto right with respect to the person chosen by the Board to serve as the Second New Trustee, (iii) during the Cooperation Period (as defined below), no less frequently than once every sixty (60) days, one or more members of the Issuer’s management shall use its commercially reasonable efforts to schedule a telephonic meeting with a representative of the Investor Group to discuss information regarding the Issuer that the Issuer has, prior to such meeting, publicly disclosed, and (iv) the Issuer will reimburse the Investor Group $250,000 for its out-of-pocket expenses, including legal fees and expenses, as actually incurred by the Investor Group in connection with the matters related to the 2017 Annual Meeting, the filing of a Schedule 13D amendment in connection with the 2017 Annual Meeting and the negotiation and execution of the Cooperation Agreement.

Under the terms of the Cooperation Agreement, the Investor Group has agreed to certain standstill provisions with respect to the Investor Group’s actions with regard to the Issuer and the Issuer’s Common Shares, 7.75% Series A cumulative redeemable preferred shares, liquidation preference $25.00 per share, $0.01 par value per share, 8.375% Series B cumulative redeemable preferred shares, liquidation preference $25.00 per share, $0.01 par value per share, and 8.875% Series C cumulative redeemable preferred shares, liquidation preference $25.00 per share, $0.01 par value per share. A majority of the standstill provisions would be in effect for a “standstill period” commencing on the date of the Cooperation Agreement and ending two years from the date of the Cooperation Agreement. The other standstill provisions would be in effect for a “cooperation period” that commenced on the date of the Cooperation Agreement and ends at 11:59 p.m. Eastern Time on the date of the certification of the vote of shareholders at the 2018 Annual Meeting (the “Cooperation Period”).

Pursuant to the Cooperation Agreement, each of the Investors has agreed, at each annual and special meeting of shareholders held prior to the expiration of the Cooperation Period, to (A) appear, in person or by execution of the Company’s proxy card, at such shareholders’ meeting or otherwise cause all Common Shares beneficially owned by each Investor and their respective Affiliates and Associates to be counted as present thereat for purposes of establishing a quorum; (B) vote, or cause to be voted, all Common Shares beneficially owned by each Investor and their respective Affiliates and Associates on the Company’s proxy card or voting instruction form (1) in favor of each of the nominees for election as trustees nominated by the Board and recommended by the Board (and not in favor of any other nominees to serve on the Board), and (2) in accordance with the Board’s recommendations with respect to each of the proposals listed on the Company’s proxy card or voting instruction form as identified in the Company’s definitive proxy statement and any supplements thereto, including in favor of all matters recommended by the Board for shareholder approval and against all matters which the Board recommends against shareholder approval; provided however that, in connection with any matter (other than the election of nominees to the Board) to be voted upon by the Company’s shareholders, after the certification of the vote of the Company’s shareholders at the 2017 Annual Meeting, to the extent that the recommendation of Institutional Shareholder Services Inc. (“ISS”) differs from the Board’s recommendation with respect to such matter, the Investors may vote on the Company’s proxy card or voting instruction form in accordance with the recommendation of ISS; and (C) not execute any proxy card or voting instruction form in respect of such shareholders’ meeting other than the proxy card and related voting instruction form being solicited by or on behalf of the Company or the Board.

Pursuant to the Cooperation Agreement, each of the Investors has agreed, in connection with any action by written consent that is sought to be taken by any party other than the Company or the Board prior to the expiration of the Cooperation Period, not to vote and to take all necessary action, including, without limitation, the execution and completion of any consent revocation card solicited by the Company or the Board, in accordance with the recommendation of the Board, to cause not to be voted, any of the Common Shares beneficially owned by each Investor and/or their respective Affiliates and Associates on any consent card related to or affecting the removal, replacement or election of Board members and solicited by any party, other than the Company or the Board.

Pursuant to the Cooperation Agreement, each of the Investors has agreed, in connection with any demand by a shareholder of the Company that the Company call a special meeting of shareholders made prior to the expiration of the Cooperation Period, not to vote and to take all necessary action, including, but not limited to, the execution and completion of any consent revocation card solicited by the Company or the Board in accordance with the recommendation of the Board, to cause not to be voted, any of the Common Shares beneficially owned by each Investor and/or their respective Affiliates and Associates for any special meeting demand proposed or sought to be made by any party.

CUSIP NO. 749227609	13D	Page 24 of 33 Pages

The Company and the Investor Group have also agreed to certain mutual non-disparagement and mutual release of claims provisions.

The Cooperation Agreement is attached as Exhibit 99.8 hereto and is incorporated herein by reference. The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 92,691,743 Common Shares outstanding as of May 8, 2017, which is the total number of Common Shares outstanding as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on May 15, 2017.

(a) – (b)

1. Global Fund

(a)    As of the close of business on May 26, 2017, Global Fund beneficially owned 2,219,361 Common Shares.

Percentage: Approximately 2.4%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,219,361

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,219,361

2. Small-Cap Fund

(a)    As of the close of business on May 26, 2017, Small-Cap Fund beneficially owned 613,889 Common Shares.

Percentage: Approximately 0.7%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 613,889

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 613,889

3. Highland Fund Advisors

(a)    As of the close of business on May 26, 2017, Highland Fund Advisors, as the investment advisor to Global Fund and Small-Cap Fund, may be deemed the beneficial owner of the 2,833,250 Common Shares held by Global Fund and Small-Cap Fund.

Percentage: Approximately 3.1%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,833,250

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,833,250

4. Strand XVI

(a)    As of the close of business on May 26, 2017, Strand XVI, as the general partner of Highland Fund Advisors, the investment advisor to Global Fund and Small-Cap Fund., may be deemed the beneficial owner of the 2,833,250 Common Shares held by Global Fund and Small-Cap Fund.

Percentage: Approximately 3.1%

CUSIP NO. 749227609	13D	Page 25 of 33 Pages

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,833,250

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,833,250

5. NRESF

(a)    As of the close of business on May 26, 2017, NRESF beneficially owned 117,040 Common Shares.

Percentage: Approximately 0.1%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 117,040

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 117,040

6. NexPoint Advisors

(a)    As of the close of business on May 26, 2017, NexPoint Advisors, as the investment advisor to NRESF, may be deemed the beneficial owner of the 117,040 Common Shares held by NRESF.

Percentage: Approximately 0.1%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 117,040

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 117,040

7. NexPoint Advisors GP

(a)    As of the close of business on May 26, 2017, NexPoint Advisors GP, as the general partner of NexPoint Advisors, the investment advisor to NRESF, may be deemed the beneficial owner of the 117,040 Common Shares held by NRESF.

Percentage: Approximately 0.1%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 117,040

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 117,040

8. Select Fund

(a)    As of the close of business on May 26, 2017, Select Fund beneficially owned 2,332,087 Common Shares.

Percentage: Approximately 2.5%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,332,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,332,087

9. Select GP

(a)    As of the close of business on May 26, 2017, Select GP, as the general partner of the Select Fund, may be deemed the beneficial owner of 2,332,087 Common Shares held by Select Fund.

Percentage: Approximately 2.5%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,332,087

CUSIP NO. 749227609	13D	Page 26 of 33 Pages

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,332,087

10. Select LLC

(a)    As of the close of business on May 26, 2017, Select LLC, as the general partner of the Select GP, the general partner of Select Fund, may be deemed the beneficial owner of 2,332,087 Common Shares held by Select Fund.

Percentage: Approximately 2.5%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,332,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,332,087

11. Highland Capital

(a)    As of the close of business on May 26, 2017, Highland Capital, as the sole member of Select LLC, the general partner of the Select GP, which is the general partner of Select Fund, may be deemed the beneficial owner of 2,332,087 Common Shares held by Select Fund.

Percentage: Approximately 2.5%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,332,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,332,087

12. Strand

(a)    As of the close of business on May 26, 2017, Strand, as the general partner of Highland Capital, the sole member of Select LLC, which is the general partner of the Select GP, which is the general partner of Select Fund, may be deemed the beneficial owner of 2,332,087 Common Shares held by Select Fund.

Percentage: Approximately 2.5%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 2,332,087

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 2,332,087

13. Mr. Dondero

(a)    As of the close of business on May 26, 2017, Mr. Dondero, who is the president of NexPoint Advisors GP (the general partner of the NRESF’s advisor) and Strand (the general partner of the sole member of the general partner of Select Fund’s general partner) and ultimately controls Strand XVI (the general partner of the advisor to Global Fund and Small Cap Fund) and NexPoint Advisors GP, may be deemed the beneficial owner of 5,282,377 Common Shares held by Global Fund, Small-Cap Fund, NRESF and Select Fund.

Percentage: Approximately 5.7%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 5,282,377

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 5,282,377

14. NRE Advisors, NRE Advisors GP, Ms. Kuenstner, Mr. Pons and Mr. Richardson

(a)    As of the close of business on May 26, 2017, none of NRE Advisors, NRE Advisors GP, Ms. Kuenstner, Mr. Pons and Mr. Richardson beneficially owned any Common Shares.

CUSIP NO. 749227609	13D	Page 27 of 33 Pages

Percentage: Approximately 0.0%

(b)    i. Sole power to vote or direct vote: 0

ii. Shared power to vote or direct vote: 0

iii. Sole power to dispose or direct the disposition: 0

iv. Shared power to dispose or direct the disposition: 0

15. Mr. McGraner

(a) As of the close of business on May 26, 2017, Mr. McGraner beneficially owned 3,000 Common Shares.

Percentage: Less than 0.1%

(b)    i. Sole power to vote or direct vote: 3,000

ii. Shared power to vote or direct vote: 0

iii. Sole power to dispose or direct the disposition: 3,000

iv. Shared power to dispose or direct the disposition: 0

16. Mr. Friedman

(a)    As of the close of business on May 26, 2017, Mr. Friedman beneficially owned 346,865 Common Shares.

Percentage: Approximately 0.4%

(b)    i. Sole power to vote or direct vote: 346,865

ii. Shared power to vote or direct vote: 0

iii. Sole power to dispose or direct the disposition: 346,865

iv. Shared power to dispose or direct the disposition: 0

An aggregate of 5,632,242 Common Shares, constituting approximately 5.7% of the Common Shares outstanding, are reported in this Statement.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owners of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Shares except to the extent of his or its pecuniary interest therein.

(c) Annex A attached hereto lists all transactions in the Common Shares during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Shares were effected in the open market.

(d) Not applicable.

(e) Not applicable.

Item 6.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

See Item 4 for a description of the Cooperation Agreement.

CUSIP NO. 749227609	13D	Page 28 of 33 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

99.1	Joint Filing Agreement, dated October 6, 2016, by and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., Strand Advisors, Inc. and James D. Dondero. (previously filed as Exhibit 99.1 to the Schedule 13D filed by Highland Capital on October 7, 2016)

99.2	Joinder Agreement, dated as of February 23, 2017, by and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Advisors GP, LLC, Strand Advisors, Inc., Nancy Jo Kuenstner, John M. Pons, Andrew C. Richardson, James D. Dondero, Matt McGraner and Edward S. Friedman (previously filed as Exhibit 99.7 to the Amendment No. 5 to Schedule 13D filed by the Highland Capital on February 23, 2017).

99.3	Letter to Mr. Michael J. Malter, dated November 10, 2016 (previously filed as Exhibit 99.1 to the Amendment No. 1 to Schedule 13D filed by Highland Capital on November 11, 2016).

99.4	Letter to Mr. Michael J. Malter, dated December 5, 2016 (previously filed as Exhibit 99.1 to the Amendment No. 2 to Schedule 13D filed by Highland Capital on November 5, 2016).

99.5	Slide Deck Presentation, dated February 2017 (previously filed as Exhibit 99.1 to the Amendment No. 4 to Schedule 13D filed by Highland Capital on February 8, 2017).

99.6	Friedman Indemnity Letter, dated as of December 21, 2016, by and between NexPoint Real Estate Advisors, L.P. and Edward S. Friedman (previously filed as Exhibit 99.1 to the Amendment No. 3 to Schedule 13D filed by Highland Capital on December 22, 2016).

99.7	Form of Nominee Indemnity Letter (as signed by Nancy Jo Kuenstner, John M. Pons and Andrew C. Richardson) (previously filed as Exhibit 99.7 to the Amendment No. 5 to Schedule 13D filed by the Highland Capital on February 23, 2017).

99.8	Cooperation Agreement, dated May 25, 2017, by and among RAIT Financial Trust, Inc., Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Advisors GP, LLC, Strand Advisors, Inc., HCRE Partners, LLC, James D. Dondero, Matt McGraner and Edward S. Friedman (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed by RAIT Financial Trust on May 26, 2017).

CUSIP NO. 749227609	13D	Page 29 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2017

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

HIGHLAND FUNDS II, on behalf of its series Highland Small-Cap Equity Fund

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

STRAND ADVISORS XVI, INC.

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

NEXPOINT REAL ESTATE STRATEGIES FUND

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

NEXPOINT ADVISORS GP, LLC

	By:	/s/ Brian Mitts
		Name:	Brian Mitts
		Title:	Authorized Signatory

CUSIP NO. 749227609	13D	Page 30 of 33 Pages

HIGHLAND SELECT EQUITY MASTER FUND, L.P.

By:	Highland Select Equity Fund GP, L.P., its general partner

By:	Highland Select Equity GP, LLC, its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

HIGHLAND SELECT EQUITY FUND GP, L.P.

By:	Highland Select Equity GP, LLC, its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

HIGHLAND SELECT EQUITY GP, LLC

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

STRAND ADVISORS, INC.

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

CUSIP NO. 749227609	13D	Page 31 of 33 Pages

NEXPOINT REAL ESTATE ADVISORS, L.P.

By:	NexPoint Advisors, L.P., its sole member

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

NEXPOINT REAL ESTATE ADVISORS GP, LLC

	By:	/s/ Scott Ellington
		Name:	Scott Ellington
		Title:	Authorized Signatory

/s/ James D. Dondero
James D. Dondero

/s/ Matt McGraner
Matt McGraner

/s/ Nancy Jo Kuenstner
Nancy Jo Kuenstner

/s/ John M. Pons
John M. Pons

/s/ Andrew C. Richardson
Andrew C. Richardson

/s/ Edward S. Friedman
Edward S. Friedman

CUSIP NO. 749227609	13D	Page 32 of 33 Pages

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 26, 2017.

Date	Effected By	Nature of Transaction	Quantity	Price
05/03/2017	NexPoint Real Estate Strategies Fund	Open Market Purchase	19,000	$2.650
05/04/2017	Highland Small-Cap Equity Fund	Open Market Purchase	92,500	$2.734
05/04/2017	Highland Small-Cap Equity Fund	Open Market Purchase	92,500	$2.694

CUSIP NO. 749227609	13D	Page 33 of 33 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated October 6, 2016, by and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., Strand Advisors, Inc. and James D. Dondero. (previously filed as Exhibit 99.1 to the Schedule 13D filed by Highland Capital on October 7, 2016)

99.2	Joinder Agreement, dated as of February 23, 2017, and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Advisors GP, LLC, Strand Advisors, Inc., Nancy Jo Kuenstner, John M. Pons, Andrew C. Richardson, James D. Dondero, Matt McGraner and Edward S. Friedman (previously filed as Exhibit 99.7 to the Amendment No. 5 to Schedule 13D filed by the Highland Capital on February 23, 2017).

99.3	Letter to Mr. Michael J. Malter, dated November 10, 2016 (previously filed as Exhibit 99.1 to the Amendment No. 1 to Schedule 13D filed by Highland Capital on November 11, 2016).

99.4	Letter to Mr. Michael J. Malter, dated December 5, 2016 (previously filed as Exhibit 99.1 to the Amendment No. 2 to Schedule 13D filed by Highland Capital on November 5, 2016).

99.5	Slide Deck Presentation, dated February 2017 (previously filed as Exhibit 99.1 to the Amendment No. 4 to Schedule 13D filed by Highland Capital on February 8, 2017).

99.6	Friedman Indemnity Letter, dated as of December 21, 2016, by and between NexPoint Real Estate Advisors, L.P. and Edward S. Friedman (previously filed as Exhibit 99.1 to the Amendment No. 3 to Schedule 13D filed by Highland Capital on December 22, 2016).

99.7	Form of Nominee Indemnity Letter (as signed by Nancy Jo Kuenstner, John M. Pons and Andrew C. Richardson) (previously filed as Exhibit 99.7 to the Amendment No. 5 to Schedule 13D filed by the Highland Capital on February 23, 2017).

99.8	Cooperation Agreement, dated May 25, 2017, by and among RAIT Financial Trust, Inc., Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., NexPoint Real Estate Advisors, L.P., NexPoint Real Estate Advisors GP, LLC, Strand Advisors, Inc., HCRE Partners, LLC, James D. Dondero, Matt McGraner and Edward S. Friedman (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed by RAIT Financial Trust on May 26, 2017).